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                          ---------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 TOM BROWN, INC.
                                (Name of Issuer)

                                  ------------

                          COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)

                                  ------------

                                    11566021
                                 (CUSIP Number)

                               Michael S. Richards
                       Assistant General Counsel - Finance
                                K N Energy, Inc.
                              370 Van Gordon Street
                          Lakewood, Colorado 80228-8307
                                 (303) 914-4687
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 3, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.: 115660201

                                  SCHEDULE 13DA

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              K N Energy, Inc.; 48-0290000
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [ ]
              (b) [X]
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS

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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)

              [ ]
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Kansas
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      7       Sole Voting Power
              918,367
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      8       SHARED VOTING POWER

              0
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      9       SOLE DISPOSITIVE POWER

              918,367
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     10       SHARED DISPOSITIVE POWER

              0
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              918,367
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [ ]
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.5%
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     14       TYPE OF REPORTING PERSON

              CO
================================================================================


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                               AMENDMENT NO. 1 TO
                            STATEMENT ON SCHEDULE 13D

NOTE:

         On January 31, 1996 K N Energy, Inc. ("KN") pursuant to the closing of the Agreement and Plan of Reorganization dated as of January 31, 1996 among Tom Brown, Inc. (the "Issuer"), TBI Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer, KN and K N Production Company, a Delaware corporation and wholly owned subsidiary of KN (the "Agreement"), acquired 1,000,000 shares of $1.75 Convertible Preferred Stock, Series A, par value $0.10 per share (the "Preferred Stock"), of the Issuer and 918,367 shares of Common Stock, par value $0.10 per share, (the "Common Stock"), of the Issuer.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, of the Issuer, a Delaware corporation, P. O. Box 2608, Midland, Texas 79702.

ITEM 2.  IDENTITY AND BACKGROUND.

         The person filing this statement is KN, a Kansas corporation. KN is principally engaged in the transmission and distribution of natural gas. The address of its principal business and the address of its principal office is 370 Van Gordon Street, Lakewood, Colorado 80228-8304. During the last five years, KN has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, KN has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; ITEM 4. PURPOSE OF TRANSACTION; ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         By private placement effected on September 3, 1999, KN sold 1,000,000 shares of the Preferred Stock, which are convertible into 1,666,000 shares of Common Stock, for $17.20 per share on a converted basis.

         The Reporting Persons ceased to beneficially own more than five percent of the Common Stock on September 3, 1999. Other than the transactions described herein, the Reporting Entity has not effected any transaction in the Common Stock during the preceding sixty days.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

         In connection with KN's original purchase, KN was granted certain registration rights relating to a future sale of the Common Stock of the Issuer held by KN. In connection with the sale of the Preferred Stock, the Issuer agreed to amend the Registration Rights Agreement between the Issuer and KN dated January 31, 1996 (the "Registration Rights Agreement") to lower the number of shares of Common Stock required to be included in a demand registration from 1,000,000 to 900,000. Except for the Agreement, the Registration Rights Agreement, and the Consent and Assignment Under and Amendment to Registration Rights Agreement dated as of September 3, 1999 there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Reorganization dated January 31, 1996-- previously filed on February 9, 1996;
         2.       Registration Rights Agreement dated January 31,
                  1996--previously filed on February 9, 1996; and
         3. The Consent and Assignment Under and Amendment to Registration Rights Agreement dated as of September 3, 1999.

[signature page follows]

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                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: September 10, 1999.                K N ENERGY, INC.


                                           By:   /s/ Stewart A. Bliss
                                                 -------------------------------
                                           Name:     Stewart A. Bliss
                                                 -------------------------------
                                           Title:    Chairman and Chief
                                                      Executive Officer
                                                 -------------------------------


                                  EXHIBIT INDEX

         1. Agreement and Plan of Reorganization dated January 31, 1996-- previously filed on February 9, 1996;
         2.       Registration Rights Agreement dated January 31,
                  1996--previously filed on February 9, 1996; and
         3. The Consent and Assignment Under and Amendment to Registration Rights Agreement dated as of September 3, 1999.


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